82-3116

GREAT QUEST
METALS LTD.

September 15, 2003

03032283

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on September 15, 2003. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

Jennifer Nestoruk
Corporate Secretary

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

/jn
enclosure

dlw 9/26

SEC MAIL PROCESSING
RECEIVED
SEP 24 2003
WASH. D.C. 155 SECTION

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

September 15, 2003
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest Raises $312,000 Through the Exercise of Warrants Future Programs

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (the "Company") (TSX Venture Exchange GQ), is pleased to announce that 100% of the warrants from the September 6, 2002 financing were exercised prior to the expiry date. The warrants were converted into 1,040,000 shares of the Company's common stock at $0.30 per share for total proceeds of $312,000. After paying option payments, non-insider payables and pre-paying the new programs on the Niaragui and Kenieba concessions, Great Quest has $140,000 remaining.

A very active exploration agenda is in the works. Pitting in the high grade Niaragui zone, will start next week and should be competed by the end of the month. Work will also include geological mapping and soil sampling over the rest of the concession and should cover a very large area of orpaillage or pits dug by the local miners for the recovery of gold.

A large program of soil sampling and geological mapping over the Kenieba concession is scheduled to begin in late September. The program will cover the 7 km long area of orpaillage on the concession. This concession is south of and adjacent to the concession held by Nevsun Resources Ltd., which covers the Tabakoto and Segala deposits with an approximate combined resource of 3 million ounces of gold.

In November, the Company plans a drill program on the Bourdala concessions. The first objective will be to further define and to expand zones of gold mineralization intersected in the Bourdala Sud-Ouest (10 m of 3.93 g/t gold and 5 m of 8.62 g/t gold), TD (5.5 m of 2.91 g/t gold and 7.0 m of 4.24 g/t gold) and Nanike Sodjigui (5.6 m of 2.25 g/t gold) areas. The second will be to test the new high-grade Niaragui zone and possibly the Saba Konkon zone.

Finally, this coming winter, the Company is planning a drill program on the Kenieba and Baroya concessions to follow up results from this summer's diamond drill program and to test any targets to come out of this autumn's large sampling and mapping program.

ON BEHALF OF THE BOARD OF DIRECTORS
"Signed"
Willis W. Osborne
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE

N E W S R E L E A S E